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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

Mail Processing

MAR 02 2020

Washington, DC

SEC FILE NUMBER
8-50325

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2019 (MM/DD/YY) AND ENDING December 31, 2019 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Arundel (Securities), Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

45 Rockefeller Plz Ste 2000, Attention: Redwall Partners

(No. and Street)

New York	NY	10111
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Hall, Kistler & Company LLP

(Name – *if individual, state last, first, middle name*)

220 Market Ave S, Ste 700	Canton	OH	44702
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Richard Borg, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Arundel (Securities), Inc., as of December 31, 20 19, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Vice President

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

HALL, KISTLER & COMPANY LLP
CONSULTANTS AND CERTIFIED PUBLIC ACCOUNTANTS

soundideas. solidanswers.

220 MARKET AVENUE, SOUTH
SUITE 700 • CANTON, OHIO 44702

PHONE 330.453.7633
FAX 330.453.9366

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Arundel (Securities), Inc.
New York, New York

We have audited the accompanying statement of financial condition of Arundel (Securities), Inc. as of December 31, 2019, and the related statements of operations, changes in shareholder's equity and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements presented fairly, in all material respects, the financial position of Arundel (Securities), Inc. as of December 31, 2019, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

These financial statements are the responsibility of Arundel (Securities), Inc.'s management. Our responsibility is to express an opinion on Arundel (Securities), Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Arundel (Securities), Inc. in accordance with the U.S. Federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

The information contained in Schedule I, Computation of Net Capital Under SEC Rule 15c3-1, Schedule II, Computation for Determination of Reserve Requirements Under SEC Rule 15c3-3 (exemption), and Schedule III, Information Relating to Possession or Control Requirements Under SEC Rule 15c3-3 (exemption) have been subjected to audit procedures performed in conjunction with the audit of Arundel (Securities), Inc.'s financial statements. The supplemental information is the responsibility of Arundel (Securities), Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records as applicable and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. Section 240.17a-5. In our opinion, Schedule I, Computation of Net Capital Under SEC Rule 15c3-1, Schedule II, Computation for Determination of Reserve Requirements Under SEC Rule 15c3-3 (exemption), and Schedule III, Information Relating to Possession or Control Requirements Under SEC Rule 15c3-3 (exemption) are fairly stated, in all material respects, in relation to the financial statements as a whole.

Hall, Kistler & Co., LLP

HALL, KISTLER & COMPANY LLP

We have served as Arundel (Securities), Inc.'s auditor since 1997.

Canton, Ohio
February 21, 2020

STATEMENT OF FINANCIAL CONDITION

ARUNDEL (SECURITIES), INC.

December 31, 2019

ASSETS

Cash	$	107,446
Accounts receivable:		
Related party - Arundel, Inc.		56,082
Trade		-
Prepaid assets		3,035
Membership - FINRA		6,000
	$	172,563

LIABILITIES AND SHAREHOLDER'S EQUITY

LIABILITIES		
Accrued expenses	$	13,100
SHAREHOLDER'S EQUITY		
Capital stock:		
Common, $1 par value:		
1,000 shares authorized, 1 share issued and outstanding		1
Additional paid-in capital		184,999
Retained earnings		(25,537)
		159,463
	$	172,563

See report of independent registered public accounting firm and notes to financial statements.

STATEMENT OF OPERATIONS

ARUNDEL (SECURITIES), INC.

For the year ended December 31, 2019

REVENUES		
Related Party - Investment advisory fees	$	(30,000)
		(30,000)
EXPENSES		
FINOP fees		30,000
Accounting and auditing		13,100
Legal fees		1,867
Consultancy fee		10,000
FINRA membership costs		3,501
Travel		3,411
Bad debt		-
Miscellaneous		2,164
		64,043
(LOSS) BEFORE INCOME TAX		(34,043)
Income tax (credit) - current		(7,149)
NET (LOSS)	$	(26,894)

See report of independent registered public accounting firm and notes to financial statements.

STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY

ARUNDEL (SECURITIES), INC.

For the year ended December 31, 2019

	COMMON STOCK	ADDITIONAL PAID-IN CAPITAL	RETAINED EARNINGS	TOTAL SHAREHOLDER'S EQUITY
Balance at January 1, 2019	$ 1	$ 184,999	$ 1,357	$ 186,357
Dividend	-	-	-	-
Net (loss)	-	-	(26,894)	(26,894)
Balance at December 31, 2019	$ 1	$ 184,999	$ (25,537)	$ 159,463

See report of independent registered public accounting firm and notes to financial statements.

STATEMENT OF CHANGES IN CASH FLOWS

ARUNDEL (SECURITIES), INC.

For the year ended December 31, 2019

Cash flows from operating activities:		
Net (loss)	$	(26,894)
Changes in assets and liabilities:		
Decrease in accounts receivable		36,913
Decrease in prepaid assets		1
(Decrease) in accrued expenses		(8,955)
Net cash generated by operating activities		1,065
Net increase in cash		1,065
Cash at beginning of period		106,381
Cash at end of period	$	107,446

See report of independent registered public accounting firm and notes to financial statements.

NOTE A - ORGANIZATION AND NATURE OF BUSINESS

Arundel (Securities), Inc. (the "Company") is a registered broker/dealer in New York and is a member of the Financial Industry Regulatory Authority (FINRA). The Company is a wholly-owned subsidiary of Arundel, Inc., whose parent company is Arundel AG. The Company receives income related to private placements of securities to U.S. investors. It also provides investment banking and advisory services.

NOTE B - ACCOUNTING POLICIES

The Company uses the accrual method of accounting. Revenues and related expenses are recognized when control transfers and are incurred respectively.

The Company considers all highly liquid investments with maturities of three months or less at the date of acquisition to be cash equivalents.

Membership in the FINRA is carried at cost. Management assesses impairment from time to time and determined that no write-down was necessary as of December 31, 2019.

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses. Actual results could differ from those estimates.

No allowance for doubtful accounts was deemed necessary for accounts receivable from trade or the related party.

The Company and Arundel, Inc. file a consolidated Federal income tax return. Federal income tax expense is calculated utilizing the current enacted tax rate of Arundel, Inc. The Company records its share of the consolidated income tax expense (benefit) and that amount is either remitted to or received from Arundel, Inc.

NOTE B - ACCOUNTING POLICIES (CONTINUED)

The Company adopted the provisions of FASB ASC 740-10, *Accounting for Uncertainty in Income Taxes.* The provisions prescribe a two-step process for recognizing and measuring income tax uncertainties. First, a threshold condition of "more likely than not" should be met to determine whether any of the benefit from an uncertain tax position should be recognized in the financial statements. If the recognition threshold is met, FASB ASC 740-10 provides additional guidance on measuring the amount of the uncertain tax position. The Company may recognize a tax benefit from an uncertain tax position under FASB ASC 740-10 only if it is more likely than not that the tax position will be sustained on examination by taxing authorities based on the technical merits of the position. The tax benefit recognized in the financial statements from an uncertain position should be measured under FASB ASC 740-10 based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement. FASB ASC 740-10 also provides guidance on derecognition, classification, transition and increased disclosure of uncertain tax positions. The Company recognized $7,149 for unrealized tax benefits resulting from the adoption of FASB ASC 740-10 as of December 31, 2019.

During the year ended December 31, 2019, the parent has not incurred any interest or penalties on its income tax returns. The parent's tax returns are subject to possible examination by the taxing authorities. For Federal income tax purpose, the tax returns essentially remain open for possible examination for a period of three years after the date on which those returns are filed.

Revenue Recognition

In May 2014, the FASB issued guidance on revenue recognition that superseded most existing revenue recognition guidance, including industry-specific guidance. The guidance outlined a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers and provides a largely principles-based framework for addressing revenue recognition issues on a comprehensive basis. Under the guidance, revenue is recognized when an entity satisfies a performance obligation by transferring control of a promised good or service to a customer in an amount that reflects the consideration for which the entity expects to be entitled for that good or service. The guidance also requires qualitative and quantitative disclosures about revenue that has been recognized

NOTE B - ACCOUNTING POLICIES (CONTINUED)

Revenue Recognition (Continued)

and revenue that is expected to be recognized in the future from existing contracts, significant judgements and changes in those judgements made by management in recognizing revenue, disaggregation of revenue, and information about contract. The Company adopted this guidance effective January 1, 2019 on a modified retrospective basis, which does not require the restatement of prior periods. The adoption did not result in a material change in the accounting or have a material effect on the financial condition; including the measurement of revenue, the timing of revenue recognition, and the recognition of contract assets, liabilities and related costs.

The Company provides advisory services on mergers, acquisitions and financing arrangements. Revenue for advisory arrangements is generally recognized at the point in time that performance under the arrangement is completed (the closing date of the transaction) or the contract is cancelled. However, for certain contracts, revenue is recognized over time for advisory arrangements in which the performance obligations are simultaneously provided by the Company and consumed by the customer. In some circumstances, significant judgment is needed to determine the timing and measure of progress appropriate for revenue recognition under a specific contract. Retainers and other fees received from customers prior to recognizing revenue are reflected as contract liabilities. At December 31, 2019, there were no contracts related to advisory services.

The Company will record as an asset certain costs incurred to obtain revenue contracts with its clients, such as sales commissions paid to employees for obtaining new contracts with clients. These costs are to be amortized to expense over the period of time that the services are expected to be provided to the client. As of December 31, 2019, there were no such arrangements.

As a private entity, the Company has elected to omit expanded disclosures for the following (where applicable):

- Quantitative disaggregation disclosures (FASB ASC 606-10-50-7)
- Contract balances (FASB ASC 606-10-50-11)
- Transaction price allocated to remaining performance obligations (FASB ASC 606-10-50-15)
- Certain information related to significant judgments (FASB ASC 606-10-50-21

NOTE B - ACCOUNTING POLICIES (CONTINUED)

Revenue Recognition (Continued)

- Use of practical expedients (FASB ASC 606-10-50-23 and 340-40-50-6)
- Certain information related to costs incurred to obtain or fulfill a contract with a customer (FASB ASC 340-40-50-4)

NOTE C - TRANSACTIONS WITH RELATED PARTY

For the year ended December 31, 2019, Arundel, Inc. paid net expenses of the Company totaling $17,382. Amounts receivable from Arundel, Inc. as of December 31, 2019 are $56,082. The Company paid $10,000 of consultancy expenses to Arundel, Inc. for the twelve-month period ended December 31, 2019. The Company received $30,000 of investment advisory fees from a subsidiary of Arundel AG (see Note A).

NOTE D - CONCENTRATION OF CUSTOMERS

For the year ended December 31, 2019, all investment advisory fees were from one customer who is a subsidiary of Arundel AG (see Note A).

NOTE E - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission (SEC) Uniform Net Capital Rule (rule 15c3-1) which requires maintaining the greater of $5,000 minimum net capital as a broker who does not carry customers' accounts or 6-2/3% of aggregate indebtedness. The SEC requires that the ratio of the aggregate indebtedness to the net capital shall not exceed 15 to 1. As of December 31, 2019, the Company had net capital, as defined, of $94,346 which was $89,346 in excess of its required net capital of $5,000 and aggregate indebtedness of $13,100. The aggregate indebtedness to net capital ratio, as defined, was .14 to 1.

NOTE F - SUBSEQUENT EVENTS

There have been no material subsequent events.

The Company has evaluated subsequent events through February 21, 2020, the date which the financial statements were available to be issued.

SCHEDULE I

COMPUTATION OF NET CAPITAL UNDER SEC RULE 15c3-1

ARUNDEL (SECURITIES), INC.

December 31, 2019

NET CAPITAL		
Total shareholder's equity qualified for net capital	$	159,463
Deduct nonallowable assets:		
Accounts receivable:		
Related Party - Arundel, Inc.		(56,082)
Trade		-
Prepaid assets		(3,035)
Membership - FINRA		(6,000)
NET CAPITAL	$	94,346
TOTAL AGGREGATE INDEBTEDNESS	$	13,100
COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS		
Minimum net capital required	$	5,000
Excess net capital	$	89,346
Net capital less 120% of minimum net capital required	$	88,346
Ratio: Aggregate indebtedness to net capital		.14 to 1

There were no material differences between the above computation and the Company's corresponding unaudited Part IIA of Form X-17-A-5 as of December 31, 2019.

See report of independent registered public accounting firm.

SCHEDULE II

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER SEC RULE 15c3-3

ARUNDEL (SECURITIES), INC.

December 31, 2019

The Company operates under SEC Rule 15c3-3(k)(2)(i) (the Customer Protection Rule) and therefore does not hold customer funds, safe-keep customer securities or have any customer accounts.

See report of independent registered public accounting firm.

SCHEDULE III

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER SEC RULE 15c3-3

ARUNDEL (SECURITIES), INC.

December 31, 2019

The Company operates under SEC Rule 15c3-3(k)(2)(i) (the Customer Protection Rule), and therefore does not hold customer funds, safe-keep customer securities or have any customer accounts.

See report of independent registered public accounting firm.

HK
HALL, KISTLER & COMPANY LLP
CONSULTANTS AND CERTIFIED PUBLIC ACCOUNTANTS

soundideas. solidanswers.

220 MARKET AVENUE, SOUTH
SUITE 700 • CANTON, OHIO 44702

PHONE 330.453.7633
FAX 330.453.9366

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Arundel (Securities), Inc.
New York, New York

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Arundel (Securities), Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Arundel (Securities), Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: paragraph (k)(2)(i) (the "exemption provisions") and (2) Arundel (Securities), Inc. stated that Arundel (Securities), Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Arundel (Securities), Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Arundel (Securities), Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Hall, Kistler & Co, LLP

HALL, KISTLER & COMPANY LLP

Canton, Ohio
February 21, 2020

Arundel (Securities) Inc Exemption Report

Arundel (Securities) Inc (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company may file an Exemption Report because the Company had no obligations under 17 C.F.R. § 240.15c3-3.

(2) The Company claims exemption from the custody and reserve provisions of Rule 15c3-3 by operating under the exemption provided by Rule 15c3-3, Paragraph (k)(2)(i).

Signed: ____________________

Arundel (Securities) Inc

I, Richard Joseph Borg, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: ____________________

Title: Director

21 FEB 2020